Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP PROVIDES UPDATE ON DATA LEAK

Valcourt, Quebec, August 24, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) reports that, as part of its ongoing investigation into the cyberattack, it found out today that additional employee information has been compromised, specifically certain credentials of employees using BRP computers for personal use.

As a precaution, and in order to further protect the information of its employees, BRP has asked them to change their personal passwords. Furthermore, as a precautionary measure, the Company will be offering credit monitoring services to all its employees.

BRP’s investigation is still ongoing as the situation continues to evolve. At this time, the Company has no evidence that its clients’ personal information has been affected.

BRP’s top priority is to mitigate the consequences of the cyberattack. The Company continues to put in place all the necessary measures to protect the integrity of systems and data, and its employees and stakeholders’ information.

Caution concerning forward-looking statements

Certain information included in this release, including, but not limited to, the statement that the Company will be offering credit monitoring services to all its employees and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 24, 2022.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com